UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): November 14, 2019

HAPPYNEST REIT, INC.

(Exact name of issuer as specified in its charter)

Maryland	82-4479116
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

132 East 43rd Street, Suite 441
New York, New York 10017
(Full mailing address of principal executive offices)

(718) 384-0678
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock, par value $0.0001 per share.

Item 8.	Certain Unregistered Sales of Equity Securities

Restricted Stock Award

On November 14, 2019, HappyNest REIT Inc. (the “Company”) granted each of its four non-employee members of the Board of Directors of the Company (“Board”) 5,000 restricted shares of common stock, par value $0.0001 per share (“Common Stock”), of the Company (“Restricted Stock”), as previously disclosed in the Company’s Offering Statement on Form 1-A, filed with the U.S. Securities Commission on July 12, 2019 (“Offering Statement”) relating to the Company’s offering pursuant to Regulation A (the “Offering”). The Restricted Stock was issued pursuant to the 2018 Equity Compensation Plan of the Company.

The Restricted Stock vests ratably over a four (4) year period commencing on November 1, 2019 (“Grant Date”) with twenty-five percent (25%) of the number of shares of Restricted Stock vesting on each one (1) year anniversary of the Grant Date; provided that the grantee continues to provide services to the Company through the applicable vesting date.

The foregoing description of the Restricted Stock is not complete and is qualified in its entirety by reference to the full text of the Form of Restricted Stock Agreement, previously filed as Exhibit 6.5 to the Company’s Offering Statement.

Private Placement

On November 14, 2019, Vitellus, LLC, our sponsor (the “Sponsor”), purchased 19,900 shares of our Common Stock in a private placement for an aggregate purchase price of $199,000. The private placement was made pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 4(a)(2) thereof. The Sponsor had previously committed to such purchase at or prior to the time that the Company raised $300,000 in the Offering, as previously disclosed in the Offering Statement.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HAPPYNEST REIT, INC.

	By:	/s/ Jesse Prince
		Name:	Jesse Prince
		Title:	Chief Executive Officer, Chief Financial Officer, President, Treasurer and Secretary
(Principal Executive Officer, Principal Financing Officer and Principal Accounting Officer)

Date: November 15, 2019